MEMORANDUM

TETRA TECHNOLOGIES, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
FORM 10-Qs FOR THE FISCAL QUARTERS ENDED MARCH 31 AND JUNE 30, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 24
Oil and Gas Reserves, page 25

1.
You appear to have grouped together your proved reserves related to crude oil, condensate and NGLs.  Please explain why you do not believe it is necessary to disclose separately these three products. Also tell us if in your primary economic assumptions you used the same price for oil, condensate and NGLs.

Response:

The column labeled “Oil” in the Summary of Oil and Gas Reserves as of December 31, 2009 table on page 27 of the Form 10-K does include crude oil, condensate and natural gas liquids (“NGLs”).  The Company did not separately disclose NGLs in the Summary of Oil and Gas Reserves table since the amounts of NGLs were not considered to be material relative to the Company’s total proved liquid reserves.  NGLs comprised approximately 2.9% of the Company's estimated total proved liquid reserves.  The Company did not separately disclose condensate in the table since crude oil and condensate are often combined for sale and it is not practicable to separately disclose the amount of condensate.

The Company’s estimates of total proved reserves, proved developed reserves and proved undeveloped reserves as of December 31, 2009 are based on the average price of oil and natural gas during the twelve-month period then ended, determined as an unweighted arithmetic average of the first-day-of-the-month for each month within the period.  Prices for NGLs are usually significantly less than prices for crude oil and condensate and the prices for NGLs are calculated as a percentage of the crude oil benchmark.  In estimating reserves, different prices were used for oil, gas and NGLs for purposes of projecting future cash flows from the respective properties.

In the Company’s future filings, the Company will prepare the Summary of Oil and Gas Reserves table to add a separate column for NGLs; however, the Company respectfully submits that due to the manner in which condensate is marketed with crude oil, it is not practicable to include a separate column for condensate.

2.	Please expand your disclosure to provide information about your delivery commitments. Refer to Item 1207 of Regulation S-K.

Response:

The Company has no delivery commitments that were required to be disclosed pursuant to Item 1207 of Regulation S-K.

3.
We note your disclosure at page 27 that in 2009 Maritech did not expend any of its development costs to convert proved undeveloped reserves to proved developed reserves.  While you disclose that all of the proved undeveloped reserves have been classified as such for less than five years, the Ryder Scott report (at page 4) indicates that 9 percent of the present value of the properties audited by Ryder Scott as estimated by Maritech are scheduled to start producing after January 1, 2015.  Please tell us:

•	The portion of your total proved reserves scheduled to start producing after January 1, 2015, and provide a schedule of when these reserves will start producing; and

•	Explain how you determined that the PUDs scheduled to start producing after January 1, 2015 qualify as proved reserves considering the length of time to develop these reserves.

Refer to Questions 131.03 to 131.05 of the Oil and Gas Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

The portion of total proved reserves scheduled to start producing after January 1, 2015

The Company estimates that of the total proved reserves held by Maritech Resources, Inc. (“Maritech”) as of December 31, 2009, approximately 15.1% of the total proved reserves are scheduled to start producing after January 1, 2015.  The following table sets forth the estimated schedule, based upon existing and forecasted economic conditions, when the proved reserves as of December 31, 2009 and scheduled to start producing after January 1, 2015 are expected to commence production.

Year	Percentage of Proved Reserves Scheduled to Begin Production
2015	7.3%
2016	1.7%
2017	1.7%
2018	3.7%
2019	0.3%
2020	0.4%

The Company maintains that the classification of Maritech’s undeveloped oil and gas reserves as proved reserves, even though production may not commence prior to January 1, 2015, is appropriate since no drilling is required and development is planned.  The undeveloped reserves scheduled to begin production after January 1, 2015 relate to reserves which are recompletions (i.e., “behind the pipe”) in existing producing wells since the reservoir has already been penetrated by an existing well and the undeveloped reserve is waiting on the current producing zone to be depleted.  Upon the depletion of the current producing zone, the existing well will be recompleted to the next shallowest producing zone.  The Company respectfully submits that since these reservoirs have produced in commercial quantities over the years and Maritech has the geographical data that shows the zones are connected, well developed and commercially producible, the certainty of these reserves is high and supports the classification as proved reserves.  Although the Company considers these reserves to be classified as “proved oil and gas reserves” under the definition in Regulation S-X, Rule 4-10(a)(22), the Company will be required to perforate the existing wells which will require the use of a workover rig.  Since the procurement of the workover rig and related recompletion activities will require a relatively major expenditure, the Company has classified these reserves as “undeveloped oil and gas reserves” under Regulation S-X, Rule 4-10(a)(31) rather than “developed oil and gas reserves” as defined in Rule 4-10(a)(6).  Rule 4-10(a)(31)(ii) states that undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless specific circumstances justify a longer time.  In addition, Questions 131.03 to 131.05 of the Oil and Gas Rules Compliance and Disclosure Interpretations, cited in the Staff’s Comment Letter, pertain to the identification of “specific circumstances” and adoption of a “development plan” as those terms are used in Rule 4-10(a)(31)(ii).  The Company maintains that the five-year development time contemplated by Rule 4-10(a)(31)(ii) relates to undrilled locations which, as explained above, are distinguishable from circumstances surrounding the Company’s proved undeveloped reserves.  Accordingly, the Company respectfully submits that the undeveloped oil and gas reserves which are expected to start producing after January 1, 2015 are appropriately classified as proved reserves.

4.
We note your disclosure at pages 25-26 that the reserve audits performed by Ryder Scott and DeGolyer and MacNaughton included certain properties selected by Maritech representing 80.2% of your proved oil and gas reserves, with Ryder Scott’s reserve audit including 64% and DeGolyer and MacNaughton’s 16.2%, respectively, of your total proved reserves. Please tell us how you selected the properties to be reviewed.

Response:

The Company has utilized Ryder Scott Company, L.P. (“Ryder Scott”) for ten (10) years to perform reserve audits or prepare reserve reports of Maritech’s proved oil and gas reserves.  The Company began utilizing DeGolyer and McNaughton (“DeGolyer”) in 2008 following Maritech’s acquisition of the Cimarex Properties since DeGolyer had previously performed reserve audits covering the Cimarex Properties.  Prior to 2006, Ryder Scott prepared reserve reports or performed reserve audits covering all of the proved oil and gas reserves of Maritech.  Since 2006, the properties audited include Maritech’s most significant properties which are chosen by senior engineering staff with final approval by Maritech’s president, who has responsibility for overseeing the preparation of the proved reserve estimates.  The properties selected include all properties individually representing 4% or more of Maritech’s total reserves.  Additional properties may also be selected by the engineering staff with priority given to properties that have historically been audited by Ryder Scott or DeGolyer.   No significant properties were excluded from the December 31, 2009 reserve audits.

5.
We note your disclosure that the independent petroleum engineers represent that they believe Maritech’s estimates of future reserves were prepared in accordance with generally accepted petroleum engineering and evaluation principles.  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of “generally accepted petroleum engineering and evaluation principles.”  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

This comment is also applicable to the conclusion in Ryder Scott’s reserve audit report that in its opinion, Maritech’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information.  Within this document, we are not aware of an official industry compilation of “generally accepted petroleum engineering and evaluation principles.”  Please refer us to a compilation of these principles.

Response:

We have provided a copy of the relevant Staff comments to, and discussed them with, our principal contacts and Ryder Scott and DeGolyer.

We note that in a February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website:  http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.   While the Company respectfully submits that SPE 2007 Standards support the statement that such principles are utilized in the industry, Ryder Scott has advised the Company that it has revised its report to delete any references to “generally accepted engineering and evaluation principles.”  The Company will file an amended Form 10-K for the purpose of filing a revised report from Ryder Scott in the form attached hereto as Exhibit A.  The report from DeGolyer did not refer to any such principles; rather, it stated that the “[e]stimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry.”  In future filings, the Company will not refer to “generally accepted petroleum engineering and evaluation principles.”

Production Information, page 27

6.
Please revise the production table to also present the information by each field that contains 15% or more of your total proved reserves, or tell us why such disclosure is not required. Refer to Item 1204(a) of Regulation S-K.

Response:

As disclosed on page 26 of the Form 10-K, all of Maritech’s reserves are located in the geographical area comprised of U.S. state and federal offshore waters in the Gulf of Mexico region and onshore Louisiana.  The tables on page 25 of the Form 10-K identify each field that contains 15% or more of Maritech’s total proved reserves and sets forth the production from each field, on an oil equivalent basis, for fiscal years 2007, 2008 and 2009.  Since all of Maritech’s reserves are located in one geographical area, the production table on page 27 of the Form 10-K includes the disclosure of the average sales price and average production costs per unit of oil and natural gas as required by Item 1204(b).  The Company respectfully submits that the table on page 27 sets forth the disclosure as required by Item 1204(b) since the production information is presented with respect to geographical area in which Maritech’s reserves are located.  In future filings, the Company proposes to revise the table contained on page 25 of the Form 10-K to separately disclose the production of oil, natural gas and, as appropriate, other products sold for each field that contains 15% or more of Maritech’s total proved reserves.

Acreage and Productive Wells, page 28

7.
It appears that you have not disclosed the minimum remaining terms of leases and concessions related to any of your acreage. Please tell us the amount of developed and undeveloped acres that you have as of December 31, 2009 related to leases that will expire in 2010 and how you considered the need to disclose such information. Refer to Item 1208(b) of Regulation S-K.

Response:

As disclosed by the Company below the table on page 28 of the Form 10-K, a majority of Maritech’s oil and gas properties are held by production and leases covering undeveloped acreage, other than acreage held by production, have expiration terms ranging from 2010 through 2014. The table below sets forth the amount of undeveloped acreage related to leases that are scheduled to expire commencing in 2010 and undeveloped acreage to which Maritech has rights that is held by production of third parties. The acreage labeled as “HBP Others” relates to Maritech’s rights to undeveloped acreage held by production of third parties.

Undeveloped Leasehold	Onshore		Offshore LA		Federal		Total
Expiration by Year	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Expires in year 2010	14	14	-	-	4,995	4,995	5,009	5,009
Expires in year 2011	830	627	3,941	3,941	-	-	4,771	4,568
Expires in year 2012	1,305	1,055	209	209	-	-	1,514	1,264
Expires in year 2013	370	336	1,836	1,836	13,761	13,761	15,967	15,933
Expires in year 2014	1,650	1,823	-	-	5,760	2,880	7,410	4,703
HBP Others	-	-	1,188	594	27,966	16,386	29,154	16,980
Total	4,169	3,855	7,174	6,580	52,482	38,022	63,825	48,457

Regulation S-K Item 1208(b) requires an indication of the minimum terms of leases and concessions, if material.  The Company determined that the amount of undeveloped acreage that it reasonably believed will be abandoned or allowed to expire at the end of the lease term was immaterial to its operations.  In the Company’s future filings, the Company will provide, to the extent such information is considered material, the minimum remaining terms of leases for undeveloped acreage.

Management’s Discussion and Analysis of Financial Condition and Results of Operation,

Critical Accounting Policies and Estimates, page 35

Decommissioning Liabilities, page 37

8.
We note your disclosure about decommission work, explaining that your Maritech subsidiary utilizes the services of affiliated companies to perform well abandonment and decommissioning work; and that when this occurs intercompany revenues are eliminated in the consolidated financial statements.  However, your disclosure also states that profit earned in performing such abandonment and decommissioning operations on Maritech’s properties is recorded as the work is performed.  Please clarify whether your reference to affiliates pertains only to other consolidated subsidiaries; and explain how profit is being generated from inter-company transactions at the consolidated level if you are eliminating revenues and expenses as your disclosure suggests.  If profit is being recognized in connection with the derecognition of asset retirement obligations please submit the disclosure revisions that you propose to clarify.  Please disclose the extent of profit and the manner of presentation in your consolidated financial statements that is associated with transactions between your Offshore Services segment and Maritech, or the derecognition of asset retirement obligations, as appropriate.

Response:

Maritech’s decommissioning liabilities are established based on what Maritech estimates a third party would charge to perform the work to extinguish these liabilities.  However, the Company often settles these decommissioning liabilities by utilizing the Company’s own internal resources to perform this work.  This saves the Company the profit margin that a third party would charge for such services.  The difference between the Company’s own internal costs to settle the decommissioning liability and the recorded liability is recognized in the period in which the Company performs the work.  All of these affiliated services are performed by the Company’s consolidated subsidiaries.  From a consolidated standpoint, no profit is recognized on intercompany work.  We respectfully request to clarify in future filings with the SEC that no intercompany profit is recognized on the decommissioning services provided by the Company’s consolidated subsidiaries.

Executive Compensation, page 61 (as incorporated by reference to the Definitive Proxy Statement filed on May 5, 2010)

Compensation Discussion and Analysis, page 37

Compensation Elements, page 40

Salary, page 41

9.
We note your disclosure that the compensation committee aims to set compensation and incentive levels that reflect competitive market practices and that the committee generally targets a median range for base salaries relative to data from a survey.  In light of this objective, please disclose how your base salaries actually compared to those in the peer group to which you benchmarked.

Response:

As disclosed, although the Company’s Management and Compensation Committee (“Compensation Committee”) considers benchmarking to be an important element of compensation analysis and reviews compensation offered by peer companies in establishing target levels of base salary for the Company’s senior management, the Compensation Committee does not rely on formulas and considers multiple factors when evaluating salary adjustments.  In some respects, the Compensation Committee uses survey data and compensation offered by peer companies as a market check on the compensation established by the Compensation Committee.  As disclosed, the Compensation Committee typically meets in December to approve any changes in compensation for the following year.  At the time of the Management Committee’s meeting in December 2008, the Company’s senior managers’ 2008 base salaries were an average 2% above median peer group base salaries for comparable positions, and the Company’s named executive officers’ 2008 base salaries were an average 3% above median peer group base salaries for comparable positions.  At the December 2008 meeting, the Compensation Committee approved proposed salary increases for the Company’s senior managers (to be implemented during 2009 at the discretion of the

Company’s CEO) that would have increased their base salaries to an average 7% above the comparable median peer group base salaries reviewed by the Compensation Committee in December 2008.  However, such increases were not implemented; instead as a result of the global financial crisis then unfolding, the Company implemented wage and salary reductions in February 2009.  For 2009 and taking into consideration the wage and salary reductions implemented in 2009, the Company’s senior managers’ base salaries were an average 2% below, and our named executive officers’ base salaries were an average 5% below, the median peer group base salaries for comparable positions as reflected in the Oil Field Manufacturing and Services Industry Survey (“OFMS”) report for 2008.

In future filings, to the extent the Compensation Committee targets a range for base salaries relative to any survey data, the Company will disclose how its base salaries for its senior management actually compared to those in the survey or peer group to which the company benchmarked its base salaries.

Discretionary Performance-Based Cash Incentive (Bonus), page 42

10.
We note your disclosure that for 2009, performance objectives for Messrs. Brightman, Abell, Hartel and Wallace included the attainment of budgeted per-share earnings, and that performance objectives for Messrs. Goldman and Longorio included, for the operations within their respective scopes of responsibility, the attainment of budgeted levels of pre-tax profitability, among other goals.  Please disclose the actual targets for 2009 and the company’s achievement relative to the targets.  Refer to Item 402(b)(2)(vi) and -(vii) of Regulation S-K.

To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets.  Refer to instruction 4 to Item 402(b) of Regulation S-K.

Response:

Under the terms of the discretionary performance-based cash incentive program that was in place during 2009, although the Company established performance targets for the year, the amount of cash incentive bonus ultimately received by any named executive officer was subject to the discretion of the Compensation Committee.  In addition to subjective personal performance goals established for each named executive officer, the specific financial performance objective established for Messers. Brightman, Abell, Hertel and Wallace for the 2009 fiscal year was earnings on a consolidated basis of $0.84 per share.  Our actual 2009 consolidated earnings of $0.91 per fully diluted share significantly exceeded the target objective.  However, recognizing that the record performance of our Offshore Services segment and our collection of a $40 million insurance litigation settlement during 2009 each contributed to the increase in reported per share earnings versus budgeted expectations for the year, the Compensation Committee, consistent with the discretionary nature of the cash incentive program, determined that 75% of the target award opportunities for Messrs. Abell, Hertel and Wallace should be paid.  The Compensation Committee further determined that Mr. Brightman’s management of the Offshore Services segment prior to August 2008 and his success in transitioning into the Chief Executive Officer position in 2009 merited additional recognition beyond the 75% award, and approved an additional discretionary payment of 21% of Mr. Brightman’s award opportunity, resulting in an aggregate 96% payment of Mr. Brightman’s target award opportunity.

The specific financial performance objective established for Mr. Goldman for the 2009 fiscal year was pretax profitability of $46.7 million for the Offshore Services segment, which is led by Mr. Goldman.  In addition, the Compensation Committee established a target safety objective for Mr. Goldman that represented a 15% improvement over actual 2008 safety results for the Offshore Services segment and it also established subjective personal performance goals.  In its review of Mr. Goldman’s 2009 performance, the Compensation Committee recognized that the Offshore Services segment generated profits before tax of $78.9 million and attained a 14% improvement in safety versus the prior year.  Based upon these results and its evaluation of the subjective performance goals, the Compensation Committee approved a discretionary bonus payment of approximately 240% of Mr. Goldman’s 2009 target award opportunity.

The specific financial performance objective established for Mr. Longorio for the 2009 fiscal year was pretax profitability of $76.7 million for the business areas under his leadership, which include the Fluids Division and certain units within the Production Enhancement Division.  In addition, the Committee established a target safety objective for Mr. Longorio that represented a 36% improvement over actual 2008 safety results for Mr. Longorio’s business areas and it also established subjective personal performance goals.  In its review of Mr. Longorio’s 2009 performance, the Compensation Committee recognized that the business areas under Mr. Longorio’s leadership generated profits before tax of $39.0 million and attained a 45% improvement in safety versus the prior year.  Based on these results and its evaluation of the subjective personal performance goals, the Compensation Committee approved a discretionary payment of 30% of Mr. Longorio’s 2009 target award opportunity.

Due to the discretionary nature of the performance-based cash incentive program in place during 2009, the Company believed that disclosing the amount of the bonus payment was sufficient.  As disclosed on page 49-50 of its proxy, the Company has adopted a new cash incentive compensation plan.  While the amount payable under the new incentive plan remains subject to the discretion of the Compensation Committee, the performance targets and goals for each participant will be given more consideration in determining the amount of the bonus payable to each participant.  Accordingly, the Company confirms that it will disclose in future filings the actual targets established for the prior year and the Company’s achievement relative to the targets; provided, however, that if the Company determines that disclosure of certain targets in the future would be likely to result in competitive harm, the Company may choose to omit such targets under Instruction 4 to

Item 402(b) of Regulation S-K, in which case the Company will discuss how difficult it will be to achieve such targets.

Equity Incentive Awards, page 44

11.
We note your disclosure that the committee considers peer group compensation practices in establishing equity incentive opportunities.  Please clarify whether the committee considered peer group compensation practices in this regard in 2009.  Assuming that the committee targeted a median range with respect to your peer group, as the committee did for base salaries, please disclose how your equity awards actually compared to those in the peer group.

Response:

While the Compensation Committee does consider peer group compensation practices in establishing equity incentive opportunities, it does not specifically benchmark the value of equity awards relative to any survey or peer group data.  The Compensation Committee annually reviews peer group data pertaining to long-term equity incentive awards in an effort to determine if the Company’s long-term incentive awards are consistent with the Company’s peer group.  The Compensation Committee has observed that the market price volatility resulting from changes in commodity prices, weather events in the Gulf of Mexico and elsewhere, and other industry-specific and broader, macro-economic cycles and trends creates significant year-to-year variances in the value of the Company’s equity awards.  As these variances are difficult to predict and may not impact all peer group companies on an equal basis, the usefulness and accuracy of peer group data is very limited.  The Compensation Committee does, however, review peer group equity compensation in order to gain a general impression of the proportionate share of equity award value in the total compensation packages offered by peer group companies.

While the Company seeks to set overall compensation and incentive levels within the median level of its relevant peer group, the Company does not state that it targets a median range with respect to the Company’s equity incentive opportunities.  Rather, the Company’s equity incentive compensation is one of the three principal compensation components utilized by the Company in establishing its overall compensation package.  In future filings, the Company will revise its disclosure regarding its equity incentive compensation to clarify if it has targeted any specific range for its equity incentive compensation relative to its peers or survey data.  Assuming that the Compensation Committee did target a median range for the Company’s equity incentive compensation relative to the Company’s peer group as reflected in the 2008 OFMS Survey, the equity compensation awards in 2009 for senior management were approximately 62% below the median peer group as reflected in the 2008 OFMS Survey.

Financial Statements

Note R - Supplemental Oil and Gas Disclosures (Unaudited), page F-40

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page F-44

12.
We note that for the year ended December 31, 2009, your oil reserves were revised upwards 1,971 MBbls (33%).  Based on the data in the Reserve Quantity Information table on page F-43, it appears that this revision was to the proved developed category.  Please comply with the guidance in FASB ASC 932-235-50-5, which requires that you disclose an explanation of significant revisions.

Response:

The Company acknowledges that FASB ASC 932-235-50-5 requires an explanation of “significant changes” to the Company’s proved oil and gas reserves.  The upward revision of 1,971 MBbls in oil represents only a 14.4% increase on a barrel of oil equivalent basis for the Company’s total proved reserves.  The Company considered the upward revision in relation to the Company’s total proved reserves and believed that this revision did not constitute a significant change.

In response to the Commission’s comment, the Company supplementally advises the Staff that approximately 66% of the additions were the result of drilling one well and improved performance at the Timbalier Bay field.  In addition, improvements in oil prices generally added approximately two years to the economic life of this field.  Additional revisions resulted from the approval of a new production platform and the refinement of development drilling plans in East Cameron 328.

The Company will include in future filings similar disclosure as well as additional relevant disclosure, consistent with ASC 932-235-50-5, for significant reserve changes in future years.

Exhibits

13.
Ensure that you have filed all material contracts.  For example, please file or tell us why you are not required to file your contracts with Chemtura Corporation, such as your long-term supply agreements to provide raw material bromine, or tail brine to your new El Dorado calcium chloride plant.  Refer to Item 601 (b)(10) of Regulation S-K.

Response:

The Company respectfully submits that its bromine and tail brine supply agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Resolution S-K.  Item 601(b)(10)(i) requires a registrant to file as exhibits to its Annual Report on Form 10-K “[e]very contract not made in the ordinary course of business which is material to the registrant . . .”  Additionally, Item 601(b)(10)(ii) of Regulation S-K requires a registrant to file any contract that “ordinarily accompanies the kind of business conducted by the registrant” only where such contract, among other things, is one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to . . . purchase the major part of registrant’s requirements of goods, services or raw materials . . .”

Each of these supply agreements was entered into in the Company’s ordinary course of business and accompanies one of the businesses the Company conducts.  The raw materials covered relate to only one of many businesses conducted by the Company and the Company is not substantially dependent upon either of these supply agreements.  With respect to both the bromine and tail brine raw materials, there are alternative suppliers available to the Company.  In addition, the Company has approximately 33,000 gross acres of bromine-containing brine reserves under lease in the vicinity of the El Dorado calcium chloride plant. Based on the foregoing, the Company respectfully submits that neither the bromine nor tail brine supply agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K and that the Company has filed, as exhibits, all material contracts as required by Item 601(b)(10) of Regulation S-K.

Exhibits 99.1 and 99.2

14.
The closing paragraph of the Ryder Scott report states that their report was prepared for the exclusive use of Maritech Resources Incorporated and may not be put to other use without prior written consent.  As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:

The Company has provided a copy of the relevant Staff comments to, and discussed them with, the Company’s principal contact at Ryder Scott.  After discussions with Ryder Scott regarding the Staff’s comments and similar comments provided to clients of Ryder Scott, the Company will file an amended Form 10-K for the purpose of filing a revised report from Ryder Scott in the form attached hereto as Exhibit A.

15.	Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. Please obtain modification of these reports so that they present:

•	A statement that all such assumptions, data, methods, and procedures used were appropriate for the purpose served by the report; and

•
The 12-month average benchmark product prices and the average adjusted prices used to determine reserves.  At present, Ryder Scott does not disclose either price, while DeGolyer and MacNaughton appears to disclose only the reference product prices, but not the actual prices utilized to determine reserves.

Response:

The Company has provided a copy of the relevant Staff comments to, and discussed them with, the Company’s principal contacts at Ryder Scott and DeGolyer.  After discussions with these petroleum engineers regarding the Staff’s comments, the Company will file an amended Form 10-K for the purpose of filing a revised report from Ryder Scott in the form attached hereto as Exhibit A and a revised report from DeGolyer in the form attached hereto as Exhibit B.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

16.
In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations.  For example, and without limitation, please address the following:

•	Disclose the applicable policy limits related to your insurance coverage;

•	Disclose your related indemnification obligations and those of your customers, if applicable;

•
Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	Provide further detail on the risks for which you are insured for your offshore operations.

Response:

The Company maintains various types of business insurance that would be applicable in the event of an explosion or similar event involving the Company’s offshore operations.  Schedule A attached hereto lists the various types of such coverage maintained by the Company and the applicable coverage limits.  The Company’s insurance program is administered by an officer of the Company and is reviewed not less than annually with its insurance brokers and underwriters.

The Company provides services and products to customers in the offshore Gulf of Mexico (“GOM”), generally pursuant to written master services agreements that create insurance and indemnity obligations for both parties.

If there was an explosion or similar catastrophic event on an offshore location where the Company was providing services and products, under the majority of the Company’s master services agreements with its customers:

(1)
The Company would indemnify its customer for any claims for injury, death or property loss or destruction brought by the Company or its subcontractors or the employees of the Company or its subcontractors.  The customer would indemnify the Company for any claims for injury, death or property loss or destruction brought by the customer or its other subcontractors or the employees of the customer or its other subcontractors.  These indemnities would apply regardless of the cause of such claims, including but not limited to, the negligence of the indemnified party.  The Company’s insurance would cover the cost of defense and any resulting liability from all claims for which the Company has agreed to provide an indemnity, up to policy limits.

(2)
The customer would indemnify the Company for all claims for injury, death or property loss or destruction brought by a third party that arise out of the catastrophic event, regardless of the cause of such claims, including but not limited to, the negligence of the Company or its subcontractors.  (A “third party” is considered to be anyone who is not one of the contracting parties or its subcontractors or an employee of either contracting party.)  The Company’s insurance would cover the cost of defense and any resulting liability from all such claims; however, the Company’s insurance would be applicable to the claim only if the customer defaulted or otherwise breached its indemnity obligations to the Company.

(3)
The customer would indemnify the Company for all claims for environmental pollution or contamination that arise out of the catastrophic event, regardless of the cause of such claims, including but not limited to, the negligence of the Company or its subcontractors.  The Company’s insurance would cover the cost of defense and any resulting liability from all such claims; however, the Company’s insurance would be applicable to the claim only if the customer defaulted or otherwise breached its indemnity obligations to the Company.

The Company, through its Maritech subsidiary, also engages in offshore GOM exploration and production activities.  Maritech engages contractors to provide drilling and related services and products and well abandonment and related services and products, generally pursuant to written master services agreements that create insurance and indemnity obligations for both parties.

If there was an explosion or similar event on an offshore Maritech location where a Maritech contractor was providing services and products, under a majority of Maritech’s master services agreements with its contractors, Maritech would indemnify its contractor for any claims for injury, death or property loss or destruction brought by Maritech or its other subcontractors or the employees of Maritech or its other subcontractors.  The contractor would indemnify Maritech for any claims for injury, death or property loss or destruction brought by the contractor or its subcontractors or the employees of the contractor or its subcontractors.  These indemnities would apply regardless of the cause of such claims, including but not limited to, the negligence of the indemnified party.  Maritech’s insurance would cover the cost of defense and any resulting liability from all claims for which Maritech has agreed to provide an indemnity, up to policy limits.

17.
In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response:

As required by 30 CFR 254.1(a), Maritech maintains a Regional Oil Spill Response Plan (Version: February 2010).  Updating amendments to the Regional Oil Spill Response Plan were submitted to the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) on September 15, 2010 to include revisions for the greater than ten mile Worst Case Discharge scenario.  The updating amendments include information in accordance with 30 CFR Part 254, as adopted by BOEMRE as well as BOEMRE Notices to Lessee 2006-G21, 2007-N04 and 2008-G17.  Maritech has designated employees that are trained as Qualified Individuals and are prepared to coordinate the response to any oil spill or leak, Maritech has contracts in place to assure that an Incident Commander and complete Spill Management Team is available as required and has experienced Oil Spill Removal Organizations and Source Control contractors available for their use.

18.
On July 12, 2010, the Bureau of Energy Management, Regulation, and Enforcement, issued a moratorium that applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities.  We note your disclosure at various points in management’s discussion and analysis, liquidity discussion and updated risk factor concerning the impact of this moratorium.  Specifically, you disclose that the moratorium significantly reduced the deepwater completion fluids market and slowed the permitting of new drilling activity and plug and abandonment work in the Gulf of Mexico.  With a view towards possible disclosure, please quantify for us the impact that the moratorium and increased safety inspection and certification requirements have had or will have on your results of operations for the remainder of fiscal 2010.

Response:

As previously disclosed, the Company anticipated that the moratorium on drilling operations that use subsea blowout preventers or surface blowout preventers on floating facilities would have an impact on the Company’s operations in the Gulf of Mexico.  The Company has previously disclosed that the operations most directly affected by the moratorium and related regulatory issues include the Fluids Division and, to a lesser extent, the Offshore Services segment.  The impact of the moratorium and related regulatory issues in the second quarter of 2010 on the Fluids Division was not significant as the Company continued to work on a backlog of wells that had previously been drilled but not completed.  The Offshore Services segment did experience a decrease in activity during the second quarter relative to the level of activity that the Company typically would have expected in the second quarter. The Company assumes that the decrease was attributable to the moratorium and related regulatory issues; however, it cannot be certain.  Accordingly, this estimate is highly subjective and subject to uncertainty.  Despite this effect on Offshore Services, overall the impact of the moratorium and related regulatory issues on the Company’s consolidated revenues in the second quarter was considered minimal.

With respect to the third quarter of 2010, the Company estimates that the combined impact of the moratorium and related regulatory issues resulted in a reduction of the Company’s consolidated revenues in the range of $18 to $23 million, compared to the level of revenues that the Company would have expected if these events had not occurred.  Once again, the Company cannot be certain that there were no other factors contributing to this reduction and therefore the estimate is subjective and subject to uncertainty.  The operations primarily affected include the Gulf of Mexico fluids business included within the Fluids Division and, to a lesser extent, the Offshore Services segment.

Although the moratorium has been lifted, the backlog of permits waiting to be issued for operations in the shallow water, for both new drilling and plug and abandonment work, and regulatory uncertainty regarding the deepwater activities are expected to negatively affect the Fluids Division and, to a lesser extent, the Offshore Services segment.  While the Company is unable at this time to predict the full continuing impact of these factors on the fourth quarter, the Company expects the impact to be slightly less in the fourth quarter than it was in the third quarter.  This is based, in part, upon an anticipated improvement in permitting activity in the quarter and the fact that the fourth quarter has historically been a period of reduced activity for the affected businesses for weather related reasons.

The Company advises the Staff that the moratorium and increased permitting requirements for shallow water operations are not expected to materially affect the operations of Maritech for the short- or medium- term.  Maritech’s properties consist of producing properties, and Maritech currently does not have any near-term drilling plans that are expected to be materially affected by the moratorium and permitting requirements.